March 17, 2020

Todd A. Gipple
Chief Financial Officer
QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265

       Re: QCR Holdings, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2020
           File No. 333-237170

Dear Mr. Gipple:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Exhibits
Exhibit 3.2, page II-2

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise
 Todd A. Gipple
QCR Holdings, Inc.
March 17, 2020
Page 2
         your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
General

2. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2019, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement.
         For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act
         Forms Questions 123.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNameTodd A. Gipple                               Sincerely,
Comapany NameQCR Holdings, Inc.
                                                               Division of
Corporation Finance
March 17, 2020 Page 2                                          Office of
Finance
FirstName LastName